                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Penn Virginia Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707882106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D


-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 2 of 10
-------------------                                                 ------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
      NUMBER OF
       SHARES                                   503,020
                                ------------------------------------------------
                                8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                  0
                                ------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING                                  503,020
                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
       PERSON
        WITH                                    0

--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                                629,922
--------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES                                        [ ]

                                N/A
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                7.1% (1)
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON

                                PN
--------------------------------------------------------------------------------

(1) Based on a total of 8,922,086 Shares outstanding on November 9, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2001.

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 3 of 10
-------------------                                                 ------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership 75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
      NUMBER OF
       SHARES                                   126,902
                                ------------------------------------------------
                                8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                  0
                                ------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
        EACH
     REPORTING                                  126,902
                                ------------------------------------------------
                                10     SHARED DISPOSITIVE POWER
       PERSON
        WITH                                    0
--------------------------------------------------------------------------------
        11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                                   629,922
--------------------------------------------------------------------------------
        12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES                                     [ ]

                                   N/A
--------------------------------------------------------------------------------
        13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   7.1% (1)
--------------------------------------------------------------------------------
        14                TYPE OF REPORTING PERSON

                                   PN
--------------------------------------------------------------------------------

(1) Based on a total of 8,922,086 Shares outstanding on November 9, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2001.

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 4 of 10
-------------------                                                 ------------

ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of Common Stock, $6.25 par value per share (the "Shares"), of Penn Virginia Corporation, a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Matsonford Road, Suite 200, Radnor, PA 19087.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The name of the persons filing this Statement are BP Capital Energy Equity Fund, L.P., a Delaware limited partnership ("Energy"), and BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership ("International") (collectively, the "Filing Persons").

         (b) The principal business address of the Filing Persons is 260 Preston Commons West, 8117 Preston Road, Dallas, Texas 75225.

         (c) The general partner of Energy and International is BP Capital Management, L.P., a Delaware limited partnership ("Management"). Management's general partner is TBP Investments Management LLC, a Delaware limited liability company ("TBPIM"). TBPIM's Chairman and Chief Executive Officer is Thomas Boone Pickens, Jr. ("Mr. Pickens"). TBPIM's managing directors are Ronald D. Bassett ("Mr. Bassett"), G. Michael Boswell, M. Garrett Smith ("Mr. Smith") and Robert
L. Stillwell ("Mr. Stillwell"). Mr. Smith is TBPIM's Chief Financial Officer. TBPIM is wholly owned by Messrs. Pickens, Bassett and Stillwell. In the aforementioned capacities, each of the foregoing may be deemed the beneficial owner of the Shares beneficially owned by other members of the group.

                  The principal business of the Filing Persons is investing in securities of companies engaged in the energy and natural resources industries. The principal business of Management is acting as the general partner of the Filing Persons. The principal business of TBPIM is acting as the general partner of Management. The principal occupation of each of the natural persons named above is to act in the capacity named above. The principal business address of Management, TBPIM and each of the natural persons named above is the same as that of the Filing Persons.

         (d) and (e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

         (f) Each of the entities named above is a citizen of Delaware. Each of the natural persons named above is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Energy for the purchase of 503,020 Shares was approximately $18,127,603 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

         The total amount of funds required by International for the purchase of 126,902 Shares was approximately $4,354,758 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 5 of 10
-------------------                                                 ------------

ITEM 4. PURPOSE OF TRANSACTION.

         The Filing Persons have acquired the Shares because they believe that investor assessment of the Issuer's intrinsic value as reflected in the market price of the Shares is too low. The Filing Persons further believe that the Issuer may or should be a candidate for a transaction involving a leveraged buy-out or sale of the company. The Filing Persons have no knowledge that any such transaction is or may be under consideration by the Issuer or any third party. The Filing Persons are in the process of reviewing the feasibility of making a proposal to acquire all or a substantial portion of the equity in the Issuer and may make such a proposal based on their assessment of the factors described below; however, there is no assurance that any such proposal will be made.

         The Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below and any other factors that are or become relevant, the Filing Persons may acquire additional Shares in open market or privately negotiated transactions; may sell all or part of their Shares in open market or privately negotiated transactions; may recommend to management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer; may make to the management of the Issuer a proposal for acquisition by the Filing Persons and others of all or a part of the equity interest in the Issuer; may distribute Shares to various of their partners; or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals, distributions or other transactions may be made at any time without additional prior notice.

         Any alternative that the Filing Persons might pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic and industry conditions, the availability and forms of financing, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Filing Persons may be deemed to beneficially own 629,922 Shares (which is approximately 7.1% of the Shares outstanding on November 9, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ending September 30, 2001).

         (b)

                                                           SOLE             SHARED            SOLE             SHARED
                                                          VOTING            VOTING         DISPOSITIVE      DISPOSITIVE
                                                           POWER            POWER             POWER            POWER
                                                        ------------     -------------    --------------    -------------
         BP Capital Energy Equity Fund, L.P.              503,020             0              503,020             0
         BP Capital Energy Equity International
              Holdings I, L.P.                            126,902             0              126,902             0

         (c) All transactions in the Shares by the Filing Persons effectuated within the past 60 days are set forth in Schedule A.

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 6 of 10
-------------------                                                 ------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Filing Persons or any other person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1. Joint Filing Agreement, dated March 5, 2002, entered into by and between Energy and International.

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 7 of 10
-------------------                                                 ------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 5, 2002


                                       BP CAPITAL ENERGY EQUITY FUND, L.P.

                                       By:  BP Capital Management, L.P., its
                                            general partner
                                       By:  TBP Investments Management LLC, its
                                            general partner



                                            By: /s/ ROBERT L. STILLWELL
                                                --------------------------------
                                            Name: Robert L. Stillwell
                                            Title: Managing Director



                                       BP CAPITAL ENERGY EQUITY INTERNATIONAL
                                       HOLDINGS I, L.P.

                                       By:  BP Capital Management, L.P., its
                                            general partner
                                       By:  TBP Investments Management LLC, its
                                            general partner



                                            By: /s/ ROBERT L. STILLWELL
                                                --------------------------------
                                            Name: Robert L. Stillwell
                                            Title: Managing Director

-------------------                                                 ------------
CUSIP No. 707882106                                                 Page 8 of 10
-------------------                                                 ------------

                                   SCHEDULE A

                TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

IN THE PAST SIXTY DAYS, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSONS WERE THE FOLLOWING PURCHASES: *

                 DATE                PRICE                  ENERGY             INTERNATIONAL
           -----------------   -------------------     ------------------    ------------------
                  1/31/2002         $28.8204                          400                   100
                                    $28.9000                          240                    60
                                    $29.2500                          800                   200
                                    $29.5500                        3,200                   800
                                    $29.5500                           80                    20
                                    $29.8000                        3,920                   980
                                    $29.8000                          800                   200
                                    $29.8000                          960                   240

                  2/25/2002         $33.0600                       40,000                10,000
                                    $33.1100                       12,640                 3,160

                  2/26/2002         $33.3103                          880                   220
                                    $33.4350                        3,600                   900
                                    $33.3150                        3,920                   980
                                    $33.3200                        1,600                   400
                                    $33.5600                          240                    60
                                    $33.5500                          400                   100
                                    $33.5200                          160                    40
                                    $33.3900                           80                    20
                                    $33.6600                        1,600                   400
                                    $33.7100                        1,200                   300
                                    $33.7100                          400                   100
                                    $33.7700                        2,480                   620
                                    $33.7600                        1,040                   260
                                    $33.8600                          160                    40

                  2/27/2002         $33.2600                        2,800                   700
                                    $33.1200                          800                   200
                                    $33.1000                          560                   140
                                    $33.1000                          240                    60
                                    $33.1000                          160                    40
                                    $33.1000                          240                    60
                                    $33.0600                          160                    40
                                    $33.0700                          160                    40
                                    $33.4200                          160                    40
                                    $33.5600                           80                    20


--------
* All such transactions were effectuated in the open market.

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CUSIP No. 707882106                                                 Page 9 of 10
-------------------                                                 ------------


                    2/27/02         $33.5600                           80                    20
                  (cont'd.)         $33.8000                          880                   220
                                    $33.6600                          160                    40
                                    $33.5700                           80                    20
                                    $33.5100                          800                   200
                                    $33.7500                           80                    20
                                    $33.7600                        1,120                   280
                                    $33.7700                           80                    20
                                    $33.9600                        1,520                   380
                                    $34.0600                          800                   200
                                    $34.0600                          400                   100
                                    $34.0600                        1,280                   320
                                    $33.9600                          800                   200
                                    $33.7600                          480                   120
                                    $33.6600                          320                    80
                                    $34.1900                        1,200                   300
                                    $34.2093                        1,200                   300
                                    $34.2400                        1,600                   400
                                    $34.2800                          800                   200
                                    $34.3100                          880                   220
                                    $34.3100                           80                    20
                                    $34.2600                          400                   100
                                    $34.2100                          320                    80
                                    $34.1600                          560                   140

                  2/28/2002         $34.3450                        3,040                   760
                                    $34.7200                          800                   200
                                    $34.7500                          160                    40
                                    $34.7500                          160                    40
                                    $34.7500                        8,000                 2,000
                                    $34.6600                        1,280                   320
                                    $34.7500                           80                    20
                                    $34.6500                          800                   200
                                    $34.6200                           80                    20
                                    $34.5700                          640                   160
                                    $35.0600                          960                   240
                                    $35.0600                        1,760                   440
                                    $35.0600                          640                   160
                                    $35.0500                        2,880                   720
                                    $35.0700                        2,400                   600
                                    $35.1000                        2,800                   700
                                    $35.0700                        2,640                   660
                                    $35.0500                          160                    40
                                    $34.9500                        1,200                   300
                                    $34.9000                        1,200                   300

-------------------                                                -------------
CUSIP No. 707882106                                                Page 10 of 10
-------------------                                                -------------


                    2/28/02         $35.0500                        1,040                   260
                  (cont'd.)         $35.1500                           80                    20
                                    $35.0700                           80                    20
                                    $35.0300                          160                    40
                                    $35.0200                           80                    20
                                    $36.0500                        7,840                 1,960
                                    $36.0500                          160                    40
                                    $36.0300                        3,200                   800
                                    $36.0500                           80                    20
                                    $36.0500                           80                    20
                                    $36.0500                          800                   200
                                    $36.1500                          880                   220
                                    $36.1500                          640                   160
                                    $36.2400                        1,600                   400
                                    $36.3000                       14,000                 3,500
                                    $36.3000                        2,000                   500
                                    $36.1000                          400                   100
                                    $36.1600                          880                   220
                                    $36.2000                           80                    20
                                    $36.1300                        1,440                   360
                                    $36.2000                          960                   240
                                    $36.2000                        1,520                   380
                                    $36.2500                        1,200                   300
                                    $36.1500                          720                   180
                                    $36.1500                        3,840                   960
                                    $36.1600                        2,400                   600

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
------          -----------
  1.            Joint Filing Agreement, dated March 5, 2002, entered into by and between Energy and International.